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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                GKN Holding Corp.
                                (Name of Issuer)

                          Common Stock, .0001 par value
                           (Title Class of Securities)

                                   361753 10 6
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
                                 (212) 818-8800
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 21, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

                       The Exhibit Index Begins on Page 7

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP No. 361753 10 6                                        Page 2 of 7 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert H. Gladstone
         ###-##-####
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)|_|
                                                            (b)|_|


-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)       |_|

        N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

                                    402,778
          NUMBER OF        ----------------------------------------------------
           SHARES           8    SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                  0
            EACH           ----------------------------------------------------
          REPORTING         9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                    402,778
                           ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        455,278
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.36%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.      Security and Issuer

                  The class of equity securities to which this Schedule relates is the common stock, $.0001 par value ("Common Stock"), of GKN Holding Corp. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 61 Broadway, New York, New York 10006.

             The percentage of beneficial ownership reflected in this Schedule is based upon 8,434,125 shares of Common Stock outstanding on October 30, 1996, which number has been obtained from Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996.


Item 2.      Identity and Background

             (a) Name: This Schedule is being filed on behalf of Robert H. Gladstone ("Gladstone").

             (b) Business Address: Gladstone has a business address of c/o GKN Securities Corp., 61 Broadway, New York, New York 10006.

             (c) Principal Business: Gladstone is the Executive Vice President of the Issuer and its wholly-owned subsidiary GKN Securities Corp. The Issuer is primarily engaged in securities brokerage, securities trading and investment banking through GKN Securities Corp., its principal operating subsidiary.

             (d) During the last five years, Gladstone has not been convicted in any criminal proceeding.

             (e) During the last five years, Gladstone has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.      Source and Amounts of Funds or Other Consideration

             No funds or other consideration have been expended in connection with the acquisition of beneficial ownership of the additional shares of Common Stock which cause this Schedule to be filed.


Item 4.      Purpose of Transactions

             Gladstone's wife, Shawn Gladstone, was issued options by the Issuer on December 20, 1991 to purchase 2,500 shares at $2.20 per share which become exercisable within 60 days from the date of this Report (December 20, 1996). Gladstone may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Gladstone has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in


                                Page 3 of 7 Pages
the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in a n inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


Item 5.           Interest in Securities of the Issuer

             (a) Gladstone owns 402,778 shares of Common Stock of the Issuer. Gladstone also holds options granted by the Issuer to purchase 6,666 shares of Common Stock, which become exercisable in three annual installments commencing December 31, 1996. In addition, Gladstone's wife, Shawn Gladstone, holds options granted by the Issuer to purchase 52,500 shares of Common Stock, 50,000 of which are currently exercisable, and 2,500 of which become exercisable on December 20, 1996, and, accordingly, since such latter options become exercisable within 60 days of this Schedule, are deemed to be beneficially owned by his wife at this time. Although Gladstone disclaims any voting or dispositive power with respect to the shares of Common Stock issuable upon exercise of the options held by his wife, Gladstone may be deemed to beneficially own such shares pursuant to interpretations of the Securities and Exchange Commission. Accordingly, excluding the 6,666 shares of Common Stock underlying options that are not exercisable within 60 days, Gladstone may be deemed to beneficially own 455,278 shares of Common Stock, or approximately 5.36% of the outstanding shares of Common Stock of the Issuer.

             (b) Gladstone has sole voting and dispositive power with respect to the 402,778 shares of Common Stock directly owned by him.

             (c) Shawn Gladstone, wife of Gladstone, received options from the Issuer to purchase 2,500 shares exercisable at $2.20 per share commencing December 20, 1996.

             (d) No one other than Gladstone has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 402,778 shares held by Gladstone. Upon exercise of options to purchase up to an aggregate of 52,500 shares of Issuer's Common Stock granted by the Issuer to Shawn Gladstone, Shawn Gladstone will have sole dispositive and voting power with respect to such shares and will have the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 52,500 shares.

             (e)  Not applicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

             Pursuant to two stock option agreements, dated December 20, 1991 and January 16, 1992, between the Issuer and Shawn Gladstone, the Issuer granted to such person options to receive 2,500 and 50,000 shares, respectively. The options from the agreement of December 20, 1991 become exercisable commencing December 20, 1996 until December 19, 2001. The options from the agreement of January 16, 1992 are currently exercisable.


                                Page 4 of 7 Pages

Item 7.   Materials to be Filed as Exhibits


          Exhibit 4.1: Stock Option Agreement, dated December 20, 1991, between GKN Holding Corp. and Shawn Gladstone


          Exhibit 4.2: Stock Option Agreement, dated January 16, 1992, between GKN Holding Corp. and Shawn Gladstone



                                Page 5 of 7 Pages

                                    SIGNATURE


             After reasonable inquiry and to the best of knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:  October 30, 1996                      /s/ Robert H. Gladstone
                                              --------------------------------
                                              Robert H. Gladstone



                                Page 6 of 7 Pages

                                  EXHIBIT INDEX



Exhibit No.   Document
-----------   --------


     4.1      Stock Option Agreement, dated December 20,
              1991, between GKN Holding Corp. and Shawn Gladstone



     4.2 Stock Option Agreement, dated January 16, 1992, between GKN Holding Corp. and Shawn Gladstone




                                Page 7 of 7 Pages